# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ridgetech Inc., CIK 0001856084
CUSIP: G2124G120
Title of class of securities: Ordinary Shares, par value $0.24 per share
Address of issuer's principal executive offices: 4TH FLOOR, BUILDING 5, RENXIN YAJU, GONG SHU DISTRICT, HANGZHOU CITY, China (F4), 310014
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0001472651
Persons authorized to receive notices and communications: Lei Liu, 4th Floor, Building 5, Renxin Yaju,, Gong Shu District,, Hangzhou City, China (F4), 310014, 8657188219579

## Reporting persons
- LEI LIU (CIK 0001472651): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.24 per share
Name of issuer: Ridgetech Inc.
Address of issuer's principal executive offices: 4TH FLOOR, BUILDING 5, RENXIN YAJU, GONG SHU DISTRICT, HANGZHOU CITY, China (F4), 310014
Comment:
This Amendment No. 4 ("Amendment No. 4") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 2, 2014, as amended by the Amendment No. 1 filed with the SEC on April 16, 2024, as further amended by the Amendment No. 2 filed with the SEC on September 3, 2024, as further amended by the Amendment No. 3 filed with the SEC on November 14, 2024 (as amended, the "Schedule 13D"), with respect to the Ordinary Shares, par value $0.24 per share (the "Ordinary Shares") of Ridgetech, Inc. (formerly known as China Jo-Jo Drugstores, Inc.), a Cayman Islands exempted company (the "Issuer" or the "Company").

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms in this Amendment No. 4 which are not defined herein have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

As reported on Form 6-K furnished by the Issuer on February 3, 2025, the Reporting Person, Li Qi and Oakview International Limited ("Oakview") have agreed to surrender for no consideration in total 2,548,353 Ordinary Shares back to the Issuer, pursuant to that certain Equity Exchange Agreement (the "Agreement"), dated January 31, 2025, by and among the Issuer, Renovation Investment (Hong Kong) Co., Ltd. ("Renovation"), the Reporting Person, Li Qi, and Oakview. In exchange for the surrendered shares, the Issuer and Renovation have agreed to transfer all equity in Zhejiang Jiuxin Investment Management Co. Ltd., a limited liability company incorporated in the People's Republic of China and a direct subsidiary of Renovation, to Oakview, as further described in the proxy statement for annual general meeting of the shareholders furnished by the Issuer as Exhibit 99.1 to Form 6-K with the Securities and Exchange Commission on February 4, 2025 (the "Proxy Statement"). The transactions contemplated by the Agreement (the "Transactions") were consummated on February 28, 2025. As a result, the Reporting Persons no longer owns, beneficially or otherwise, any securities of the Issuer.

The foregoing description of the Transactions discussed in this Item 4 is qualified in its entirety by reference to description of the Transactions and related transactions contained in the Proxy Statement, which such description is incorporated by reference herein. In connection with the Transactions, Mr. Liu and Ms. Qi resigned from the Issuer's board of directors and any other officer positions with the Issuer (including Mr. Liu's role as Chief Executive Officer).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Amendment No. 4 for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 4 for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Person has not effected any transaction in the Ordinary Shares within the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 28, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as disclosed in Item 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer enumerated in Item 6 of Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Renovation Investment (Hong Kong) Co., Ltd., Lei Liu, Li Qi, and Oakview International Limited (Incorporated by reference to Exhibit 10.2 to the Form 6-K furnished by Issuer on February 3, 2025).

## Signatures
- LEI LIU: /s/ Lei Liu, Lei Liu (03/04/2025)